

Mail Stop 7010

May 31, 2006

By U.S. Mail and Facsimile

Mr. Neal E. Murphy
Vice President and Chief Financial Officer
Quaker Chemical Corporation
One Quaker Park
901 Hector Street
Conshohocken, PA 19428

> Re: **Quaker Chemical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 001-12019**

Dear Mr. Murphy:

We have reviewed your response letter dated May 12, 2006 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Prior Comment 3

In your response to prior comment 3, regarding asbestos litigation, you state that "an unfavorable outcome in this case is reasonably possible." In this regard, please tell us why you have not provided certain SAB 5:Y disclosures for your asbestos matters. In that SAB, we state that we believe that environmental and product liabilities are typically of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to fully inform readers of the range of reasonably possible outcomes that could have a material effect on financial condition, results of operations or liquidity.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

　　　If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

                                         Sincerely,

                                         John Cash
                                         Accounting Branch Chief